United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces early tender results and early settlement for cash tender offer

Rio de Janeiro, September 13, 2017 — Vale S.A. (“Vale”) announces that holders of US$489,385,000.00 principal amount of the outstanding 4.625% guaranteed notes due 2020 (CUSIP N. 91911TAL7) (the “Notes”), issued by its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”), tendered their Notes on or prior to 5:00 p.m., New York City time, on September 13, 2017 (the “Early Tender Date”), pursuant to Vale Overseas’ cash tender offer announced in the press release dated August 28, 2017 (the “Tender Offer”).  Vale Overseas will not extend the Early Tender Date.

Vale Overseas has accepted for purchase all of the Notes validly tendered in the Tender Offer on or prior to the Early Tender Date.  The early settlement date on which Vale Overseas will make payment for the Notes accepted in the Tender Offer is expected to be September 18, 2017 (the “Early Settlement Date”).  Holders whose Notes have been accepted for purchase will be entitled to receive the total consideration of US$1,067.50 per US$1,000.00 principal amount of Notes tendered, which includes an early tender premium of US$30.00 per US$1,000.00 principal amount of Notes validly tendered, and to receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Early Settlement Date.  The total cash payment to purchase the accepted Notes on the Early Settlement Date will be US$522,418,487.50, excluding accrued and unpaid interest.

Holders who validly tender their Notes after the Early Tender Date but on or before 11:59 p.m., New York City time, on September 27, 2017 (the “Expiration Date”) and whose Notes are accepted for purchase will be eligible to receive the tender offer consideration of US$1,037.50 per US$1,000.00 principal amount of Notes tendered, and to receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the final settlement date.  Notes that are validly tendered after the Early Tender Date cannot be withdrawn, except as may be required by applicable law.

Subject to the terms and conditions of the Tender Offer, if the purchase of all Notes validly tendered after the Early Tender Date and on or prior to the Expiration Date would cause Vale Overseas to purchase in the Tender Offer an aggregate principal amount of Notes in excess of US$750,000,000.00 (the “Maximum Tender Amount”), Vale Overseas will accept for purchase all Notes validly tendered after the Early Tender Date and on or prior to the Expiration Date on a prorated basis such that Vale Overseas purchases in the Tender Offer an aggregate amount of Notes equal to the Maximum Tender Amount.

Vale Overseas has retained Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. as dealer managers and Global Bondholder Services Corporation as depositary and information agent for the Tender Offer.  The offer to purchase dated August 28, 2017 (as amended from time to time, the “Offer to Purchase”) and any related supplements are available at the Global Bondholder Services Corporation website at http://www.gbsc-usa.com/Vale/.  The full details of the Tender Offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information.  Requests for the Offer to Purchase and any related supplements may also be directed to Global Bondholder Services Corporation by telephone at +1(212) 430-3774 or +1(866) 470-3900 (US toll free) or in writing at contact@gbsc-usa.com.  Questions about the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1(212) 723-6106 (collect) or +1(800) 558-3745 (US toll free); Credit Agricole Securities (USA) Inc. by telephone at +1(212) 261-7802 (collect) or +1(866) 807-6030 (US toll free); RBC Capital Markets, LLC by telephone at +1(212) 618-7822 (collect) or +1(877) 381-2099 (US toll free); or Scotia Capital (USA) Inc. by telephone at +1(212) 225-5559 (collect) or +1(800) 372-3930 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The Tender Offer is being made only by, and pursuant to the terms of, the Offer to Purchase.  The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In any jurisdiction where the laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer is made by the dealer managers on behalf of Vale Overseas. None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Tender Offer.  None of Vale, Vale Overseas, the depositary and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Tender Offer other than the information and representations contained in the Offer to Purchase.

The transaction described above is consistent with Vale’s strategy of generating shareholder value, strengthening its balance sheet and reducing its indebtedness.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andré.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: September 13, 2017		Director of Investor Relations